February 27, 2020

Lisa Nelson
Chief Executive Officer
CBD Life Sciences Inc.
11445 E. Via Linda, Unit 2-496
Scottsdale, AZ 85259

       Re: CBD Life Sciences Inc.
           Amendment No. 8 to Offering Statement on Form 1-A
           Filed February 25, 2020
           File No. 024-11005

Dear Ms. Nelson:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 8 to Offering Statement on Form 1-A

General

1. We note that the legal opinion is limited to New York law. Please have counsel revise the legal opinion to opine as to the laws of Nevada, your state of incorporation.
 Lisa Nelson
FirstNameSciences Inc. Nelson
CBD Life LastNameLisa
Comapany NameCBD Life Sciences Inc.
February 27, 2020
Page 2
February 27, 2020 Page 2
FirstName LastName
       You may contact Rolf Sundwall at 202-551-3105 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      John E. Lux, Esq.